SECU[illegible] 05038706 [illegible]SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CP CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 BRICKELL AVENUE, SUITE 600
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE TEN POW (305) 702-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125 (Address) MIAMI (City) FLA (State) 33144 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAROLD L. CONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP CAPITAL SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA SUEIRO
MY COMMISSION # DD 385847
EXPIRES: April 2, 2009
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☑A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH., D.C. 185

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 10, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
CP Capital Securities, Inc.

We have audited the accompanying statement of financial condition of CP Capital Securities, Inc. as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of CP Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

EXHIBIT "A"

CP CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 172	
Accounts Receivable, No Reserve Required	61,294	
Trading Securities Owned, All Marketable at Quoted Market	160	
Advances to Brokers	18,068	
Due from Affiliate, No Reserve Required	8,900	
Prepaid Expenses and Other Assets	18,772	
Total Current Assets		$ 107,366
PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $7,454		10,643
TOTAL ASSETS		$ 118,009

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Vendors and Others	$ 13,651	
Bank Overdraft	2,520	
Accrued Salaries, Commissions, and Other Expenses	34,535	
Due to Pension Plan - Employee Contribution	7,671	
Total Current Liabilities		$ 58,377
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; Authorized - 1,000 Shares; Issued - 120 Shares	$ 8,200	
Additional Paid-in Capital	161,178	
Retained Earnings (Deficit)	(109,746)	
Total Stockholder's Equity		59,632
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 118,009

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

CP CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		$ 1,237,959
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 924,423	
Clearance, Quotation, and Communication Costs	159,131	
Occupancy and Other Rentals	128,411	
Taxes, Other than Income Taxes	1,175	
Other Operating Expenses	130,933	
Total Operating Expenses		1,344,073
(LOSS) BEFORE INCOME TAXES		$ (106,114)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (106,114)

Subject to Comments in Attached Letter and Notes to Financial Statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balance - January 1, 2004	120	$ 8,200	$ 141,428	$ (3,632)
Additional Capital Contributions from Stockholder	-	-	19,750	-
Net (Loss) for the Period	-	-	-	(106,114)
Balance - December 31, 2004	120	$ 8,200	$ 161,178	$ (109,746)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

CP CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net (Loss)	$ (106,114)	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	3,897	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable	137,976	
Decrease in Trading Securities Owned	52,960	
(Increase) in Prepaid Expenses and Other Assets	(15,347)	
(Increase) in Advances to Brokers	(7,661)	
(Decrease) in Accounts Payable and Accrued Expenses	(106,353)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (40,642)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (3,003)	
NET CASH (USED IN) INVESTING ACTIVITIES		(3,003)
FINANCING ACTIVITIES		
Decrease in Advances to Affiliates	$ 11,600	
Capital Contribution from Stockholder	19,750	
NET CASH PROVIDED BY FINANCING ACTIVITIES		31,350
(DECREASE) IN CASH		$ (12,295)
CASH AT BEGINNING OF YEAR		12,467
CASH AT END OF YEAR		$ 172
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1984, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On June 7, 2001, the name was changed from U.S. Eagle Securities, Inc. to CP Capital Securities, Inc. and simultaneously the Company was reincorporated in Florida.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2004.

Depreciation - Depreciation is provided on the straight-line basis using estimated lives of five to seven years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2004, the Company's "Net Capital" was in a deficit position to its minimum requirement by approximately $2,000.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a rental and management agreement with an affiliated entity commencing April 1, 2001 and last modified on January 1, 2004. This agreement provides for monthly rental charges equal to 90% of the affiliate's rental charge to its landlord and a monthly minimum of $2,500 for management fees and other overhead charges. Rental charges under this agreement amounted to $123,528 for the year ended December 31, 2004. This agreement is on a month to month basis.

Certain quotation services and equipment are being provided under agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2004 is as follows:

Commissions	$ 1,238,786
Firm Trading	(827)
	$ 1,237,959

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2004 is as follows:

Due from Correspondent Broker - Deposit Account	$	30,000
Due from Correspondent Broker - Capital Account		118
Due from Correspondent Broker - Commissions		31,176
	$	61,294

The deposit amount Due From Correspondent Broker represents funds in an escrow account on deposit supporting the trading activities of the Company.

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:		
Net operating losses	$	24,000
Timing differences		-
	$	24,000
Less: Valuation allowance		(24,000)
	$	-

At December 31, 2004, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2004. The Company has available at December 31, 2004, approximately $ 104,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2023.

NOTE 7 - LEGAL PROCEEDINGS

In September 2004, the Company received notice of an arbitration before the National Association of Securities Dealers, Inc. Department of Arbitration. The nature of the arbitration is for alleged negligent advice regarding investments and securities. Management of the Company feels they have a strong defense in this matter and a settlement, if any, would be of a minimal nature. Counsel for the Company feels the likelihood of an unfavorable outcome in this matter against the Company would be minimal. The next proceeding in this matter is expected in April 2005.

NOTE 8 - PENSION PLAN

The Company has a cash or deferred pension plan (401K) which was set up in November 2003. In order to be eligible for participation in the plan, each participant must be at least 21 years of age and must have completed one year of service. Contributions to the Plan are 100% of the employee's elective deferral which can be up to 100% of their compensation not to exceed the annual dollar limit permitted by law. The company is not going to make any matching contribution to the plan for the year ending December 31, 2004.

NOTE 9 - OTHER MATTERS

As of December 31, 2004, the Company's net capital had fallen below its net capital requirement and was in violation of the Securities and Exchange Commission's regulation #240.15c3-1(net capital rule). In January 2005, additional capital was injected into the Company which allowed the Company to be compliant with the requirements of this regulation.

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Total Stockholders' Equity		$ 59,632
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 59,632
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 10,643	
2. Prepaid Expenses and Other Assets	18,772	
3. Advances to Brokers	18,068	
4. Due From Affiliates	8,900	56,383
Net Capital Before Haircuts on Security Positions		$ 3,249
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	24	
d. Undue Concentration	-	24
Net Capital		$ 3,225

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 16,171	
Accrued Salaries, Commissions, and Other Expenses	42,206	
Total Aggregate Indebtedness		$ 58,377
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 3,892
Minimum Net Capital Requirement		$ 5,000
(Deficit) in Net Capital (Net Capital Less Net Capital Required)		$ (1,775)
(Deficit) in Excess Net Capital at 1,000 Percent		$ (2,613)
Percentage of Aggregate Indebtedness to Net Capital		1810%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 1
(Continued)

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$	15,850
Non-allowable assets erroneously reported as allowable:		
Portion of Amount Due To Affiliate Netted Against Balance Due From Affiliate		(2,435)
Securities, not Readily Marketable, Reclassified to Prepaid Expenses and Other Assets		(5,000)
Reclassification of Deposit Pending in Payroll Bank Account		(2,118)
Audit Adjustment to Record Additional Accounts Payable		(3,087)
Other Items, net		15
Net Capital Per Above	$	3,225

CP CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

CP CAPITAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Fiserv Securities, Inc..

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
CP Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CP Capital Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 10, 2005